Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Shareholders Approve Ternium’s 2014 Restated Consolidated Financial Statements

Luxembourg, June 30, 2015 – Ternium S.A. (NYSE: TX) today announced that a special general meeting of shareholders of the Company, which was held today in Luxembourg, approved the restated consolidated financial statements for the year ended December 31, 2014. For a summary of the resolutions adopted at the meeting, please see the report on Form 6-K submitted to the SEC, available at http://www.sec.gov/.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.